Exhibit 99.3

CONSENT of AUTHOR

December 8th, 2009

TO:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

I, Gary H. Giroux, P.Eng., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "AN UPDATED MINERAL RESOURCE ESTIMATE FOR THE CARMEN AND VETA MINITAS DEPOSITS, MONTERDE PROJECT, GUAZAPARES MUNICIPALITY, CHIHUAHUA STATE, MEXICO" and dated December 1, 2009 (the "Technical Report") and any extracts from, or a summary of, the Technical Report in the Press Release of Kimber Resources Inc. dated November 18th and December 1st, 2009.

I also certify that I have read the written disclosure being filed and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 8th day of December, 2009.

[Professional Engineer]
[G.H. Giroux]
[Province of British Columbia]

/s/ G.H. Giroux

G.H. Giroux, P.Eng., MASc.
Geological Engineer

Email:

gelmail@telus.net

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763